Exhibit 99.2

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
United Arab Emirates: Gasco Joint Venture — Total signs a 20-year extension of its participation
Paris, April 1, 2009 — Total announces that it has signed agreements for a 20-year extension of its 15% participation in Abu Dhabi Gas Industries Limited Company (“Gasco”), alongside the Abu Dhabi National Oil Company (“Adnoc”, 68%), Shell (15%) and Partex (2%).
The agreements consolidate the commitment of Gasco’s shareholders to the company’s safe and efficient operations, as well as its striving to continuously improve environmental performance through technical support and technology transfer.
Since 1924, Total has been developing long term partnerships in the Middle East. By signing these agreements, Total is pleased to extend and further strengthen its historic cooperation with Adnoc and Abu Dhabi.
About Gasco
Gasco was created in 1978 to process the associated gas from the Bab, Bu Hasa and Asab oil fields, extract the natural gas liquids (C3+) for the Joint Venture shareholders, and deliver the ethane and residue lean gas (essentially methane) to Adnoc. On behalf of Adnoc, Gasco also operates the processing and liquids extraction facilities of other associated and non-associated onshore gas, as well as fractionation, transportation, storage and export facilities related to the above operations.
Total Exploration and Production in the United Arab Emirates
In the United Arab Emirates, where Total has been present since 1939, Total’s production was 243 kboe/d in 2008.
In Abu Dhabi, Total holds interests in the Abu Al Bu Khoosh field (75%, operator), in the Abu Dhabi Company for Onshore Oil Operations (ADCO, 9.5%), which operates the five principal onshore fields in Abu Dhabi, and in Abu Dhabi Marine (ADMA, 13.3%), which operates two offshore fields. Total also has interests in Abu Dhabi Gas Liquefaction Company (ADGAS, 5%), which produces LNG, LPG and condensates.
The Group also holds a 33.3% interest in Ruwais Fertilizer Industries (FERTIL), which produces ammonia and urea.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com